Sidley Austin 39F, Two Int’l Finance Centre Central, Hong Kong +852 2509 7888 +852 2509 3110 FAX	+852 2509 7858 MENG.DING@SIDLEY.COM

Confidential

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Morgan Youngwood
Stephen Krikorian

Re:	TechCreate Group Limited
Registration Statement on Form F-1
Filed July 29, 2025
File No. 333-289030

Dear Sir/Madam,

On behalf of our client, TechCreate Group Limited, a Cayman Islands exempted company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated August 11, 2025 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company is filing its Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended Registration Statement where the revised language addressing a particular comment appears.

Amendment No. 1 to Registration Statement on Form F-1 filed July 29, 2025

Dilution, page 51

1.	Please clarify how you determined that $3.96 represents the amount of dilution in net tangible book value to new investors in this offering. In this respect, explain why the amount of dilution in net tangible book value to new investors in this offering does not represent the $4.50 assumed initial public offering price per Class A Ordinary Share less the $0.47 pro forma net tangible book value per Class A Ordinary Share after giving effect to the conversion of your preferred shares. As part of your response, explain your reference to the conversion of preferred shares. In addition, please disclose the amount of underwriter discounts and commissions being charged against the proceeds. Please also explain why the pro forma net tangible book value amount presented in this table does not agree to the amount presented in the Capitalization table.

Response: In response to the Staff’s comment, the Company revised the disclosure on pages 50 and 51 of the Amended Registration Statement. The dilution has been amended to $4.03 and the disclosures were amended to reflect Item 506(b) of Regulation S-K. We have also amended the net tangible book value amount in the Capitalization table to ensure the accuracy and that it agrees to the amount used in computing the dilution amount.

Partners | Constance Choy H.M., Desmond Ang C.K., (Stephanie) Chan C. M., (Christopher) Cheng C.H., Meng Ding, Dominic D. James, (Sherlyn) Lau S.Y.,

David K. Lee, Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, Claudia Yu K.W., Yan Zhang

Registered Foreign Lawyers | Dhevine S. Chandrapala (England and Wales)*, (Carrie) Li J. (New York)*, Mevelyn Ong S.L. (New York),

David J. Ryan (Victoria), Giancarlo B. Sambalido (New York), (Renee) Xiong Y. (New York)*, Liming Xu (New York)

Consultants | (Coco) Liu T., Sophia Tong, Douglas Tsang C.L., (Eva) Tsui Y.W, Alan Wong C.K., Felicity Wong K.Y., (Dennis) Wu T.L., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)

2.	Please revise your disclosures to separately present the increase in pro forma net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered. We refer you to Item 506(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company revised the disclosure on page 51 of the Amended Registration Statement.

3.	We note the table summarizing, on a pro forma as adjusted basis as of December 31, 2024, the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from you, the total consideration paid and the average price per Ordinary Share paid before deducting the underwriting discounts and commissions and estimated offering expenses. Please explain how you determined the total consideration paid by existing shareholders. In this respect, $647,752 appears to represent your net tangible book value or shareholders’ equity as of December 31, 2024. In addition, explain why you present a total average price per ordinary share ($0.60) for existing and new investors.

Response: In response to the Staff’s comment, the Company revised the disclosure on page 51 of the Amended Registration Statement. The total consideration paid by existing shareholders has been revised to the Net Asset Value use in the computation of Stamp Duty paid to the Inland Revenue Authority of Singapore during the restructuring process. The total average price per ordinary share has been revised to $0.62.

Signatures, page II-5

4.	Please revise to include the signature of your controller or principal accounting officer.

Response: In response to the Staff’s comment, the Company revised page II-5 to the Amended Registration Statement.

If you have any questions regarding the Amendment No. 1 to Registration Statement on Form F-1, please do not hesitate to contact me by phone at +852 2509 7858 or via e-mail at meng.ding@sidley.com.

Very truly yours,

/s/ Meng Ding

Meng Ding

cc:	Via E-mail
Lim Heng Hai, Chief Executive Officer
TechCreate Group Limited